UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant’s name into English)

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 17, 2022, LumiraDx Investment Limited, one of the subsidiaries of LumiraDx Limited (the “Company”), entered into a second amendment to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC (collectively, “Pharmakon”), as collateral agent, to provide for, among other things, revisions to the minimum net sales and the minimum liquidity covenants in the Loan Agreement (the “Amendment”).

Pursuant to the Amendment, the minimum net sales covenant in the Loan Agreement, tested on a quarterly basis at the end of each fiscal quarter with respect to each trailing 12-month period, has been revised to require at least (i) $375.0 million in net sales when tested on June 30, 2022, (ii) $400.0 million in net sales when tested on September 30, 2022 and (iii) $500.0 million in net sales when tested at the end of each fiscal quarter thereafter to, and including, December 31, 2023; provided, however, that if the Company completes a Qualifying Financing (as defined in the Amendment) on or prior to September 30, 2022, the minimum net sales covenant, tested on a quarterly basis at the end of each fiscal quarter with respect to each trailing 12-month period, will be as follows:

Quarter End	Net Sales (millions)
June 30, 2022	$375.0
September 30, 2022	$300.0
December 31, 2022	$240.0
March 31, 2023	$275.0
June 30, 2023	$325.0
September 30, 2023	$375.0
December 31, 2023	$500.0

If the Company completes a Qualifying Financing after September 30, 2022 but on or prior to December 31, 2022, the minimum net sales thresholds set forth in the table above from December 31, 2022 onwards would apply. There can be no assurance that, bearing in mind the unpredictability of demand for our COVID-19 tests, we will be able to meet the minimum net sales thresholds that have been provided for in the Amendment.

The Amendment also provides that, in respect of testing dates following a Qualifying Financing that occurs on or prior to December 31, 2022, the minimum net sales thresholds referred to above shall not apply so long as we maintain a minimum liquidity level of at least $400.0 million throughout the preceding fiscal quarter (tested on the 15th and the last day of each calendar month).

The Amendment also includes a minimum liquidity level that the Company is required to maintain as follows: (a) prior to a Qualifying Financing that occurs on or prior to December 31, 2022 (or if such Qualifying Financing does not occur), at least $40.0 million, tested on a monthly basis at the end of each calendar month; and (b) following a Qualifying Financing that occurs on or prior to December 31, 2022, at least $75.0 million, tested on both the 15th day and last day of each such calendar month.

In exchange for the covenant amendments described above, the Company agreed to an increase in the facility fee to be paid to Pharmakon on any repayment, including prepayment, of amounts borrowed under the Loan Agreement and agreed to amend the exercise price for 1,485,848 outstanding warrants to purchase common shares of the Company that are held by BioPharma Credit Investments V (Master) LP and BioPharma Credit PLC (the “Pharmakon Warrants”). The Pharmakon Warrants were issued with an original exercise price equal to $10.00 per common share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like). In connection with the Amendment described above, the instrument governing the Pharmakon Warrants was amended to change the exercise price per common share from $10.00 to, in the event of a Qualifying Financing that is completed on or prior to December 31, 2022, a price equal to the lower of the offer price to investors in such Qualifying Financing or the per share daily volume-weighted average price of the common shares calculated on the basis of the ten Nasdaq trading days ending on the trading day immediately prior to the announcement of a Qualifying Financing. If a Qualifying Financing has not been completed on or prior to December 31, 2022, the amended exercise price for the Pharmakon Warrants would be determined on the basis of the per share daily volume-weighted average price of the common shares calculated on the basis of the ten Nasdaq trading days ending December 31, 2022.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Second Amendment to Loan Agreement, dated June 17, 2022, by and among LumiraDx Investment Limited, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent.

4.2	Deed of Amendment, dated June 17, 2022, of a Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, dated September 28, 2021, by and among LumiraDx Limited, BPCR Limited Partnership and Biopharma Credit Investments V (Master) LP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: June 21, 2022

	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer